

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 23, 2015

<u>Via E-mail</u>
Jeffrey Potrzebowski
Chief Financial Officer
Bioanalytical Systems, Inc.
2701 Kent Avenue
West Lafayette, Indiana 47906

> **Re:** **Bioanalytical Systems, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2014**
> **Filed December 29, 2014**
> **Form 10-Q for the Quarterly Period Ended December 31, 2014**
> **Filed February 17, 2015**
> **File No. 000-23357**

Dear Mr. Potrzebowski:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Sharon Blume

Sharon Blume
Accounting Branch Chief